UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2015

SunEdison, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-13828	56-1505767
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

13736 Riverport Dr.

Maryland Heights, Missouri 63043

(Address of principal executive offices) (Zip Code)

(314) 770-7300

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provision (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On December 9, 2015, SunEdison, Inc., a Delaware corporation (the “Company”), entered into an amendment (“Amendment No. 1”) to the Agreement and Plan of Merger, dated as of July 20, 2015 (the “Merger Agreement” and, together with Amendment No. 1, the “Amended Merger Agreement”), by and among the Company, SEV Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Vivint Solar, Inc., a Delaware corporation (“Vivint Solar”). Under the Amended Merger Agreement, Merger Sub will be merged with and into Vivint Solar, with Vivint Solar continuing after the merger as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”).

Other than as expressly modified pursuant to Amendment No. 1, the Merger Agreement, which was previously included as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 22, 2015, remains in full force and effect as originally executed on July 20, 2015.

Amended Merger Agreement: Merger Consideration

Pursuant to the terms and subject to the conditions of the Amended Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Vivint Solar common stock (each, a “Share”) issued and outstanding immediately prior thereto shall be converted into and shall thereafter represent the right to receive merger consideration consisting of, on a per Share basis: (i) cash in the amount of $7.89 without interest (the “Cash Consideration”), (ii) the number of shares of common stock of the Company (“Company Shares”) calculated in accordance with the formula provided under the original Merger Agreement, as described below, (iii) an additional number of Company Shares having a volume weighted average trading price over the five trading day period ending on the second trading day before the closing date equal to $0.75 (the total number of Company Shares covered by clauses (ii) and (iii), the “Stock Consideration”), and (iv) $3.30 in principal amount of 4-year notes issued by the Company and convertible into Company Shares (the “Convertible Notes”). This represents a reduction of $2.00 per Share in cash from the terms of the Merger Agreement and an increase in stock consideration of $0.75 per Share. Vivint Solar, with the consent of 313 Acquisition LLC, a Delaware limited liability company (“313 Acquisition”) (which owns a majority of the outstanding Shares), will have the right, under the terms of the Amended Merger Agreement, to modify the merger consideration payable to the Vivint Solar stockholders by electing (the “Vivint Solar Election”) to have (x) the Vivint Solar stockholders, other than 313 Acquisition (the “Public Stockholders”), receive all cash consideration, consisting of the Cash Consideration plus an additional amount of cash consideration representing the fair market value of the Convertible Notes and the Stock Consideration that would otherwise be received by the Public Stockholders as determined by Vivint Solar (and as approved by Vivint Solar’s board of directors in consultation with outside counsel and an independent financial advisor) and (y) 313 Acquisition receive, as an adjustment to its merger consideration, all of the Stock Consideration and the Convertible Notes that would otherwise have been payable in the transaction to the Public Stockholders, with a corresponding reduction in 313 Acquisition’s cash consideration equal to the increase in cash consideration paid to the Public Stockholders. Such election may be made prior to the Proxy Statement/S-4 for the transaction being declared effective by the SEC and no later than 75 days after the date of Amendment No. 1 (or such earlier date on which Vivint Solar informs the Company in writing that it does not intend to exercise the election).

The Stock Consideration to be received by the Vivint Solar stockholders for each Share will consist of (i) the number of Company Shares having a value of $0.75 based upon the volume weighted average price per Company Share (rounded down to the nearest cent) on the New York Stock Exchange (the “NYSE”) for the five consecutive trading days ending on (and including) the second trading day immediately prior to the Effective Time and (ii) the number of Company Shares having a value determined under the original Merger Agreement, which based on the current trading price of the Company Shares and the existing “collar” would be capped at 0.120 Company Shares. No fractional Company Shares will be issued, and Vivint Solar stockholders will receive cash in lieu of any fractional Company Shares.

The Convertible Notes will be issued pursuant to an Indenture (the “Indenture”) to be entered into concurrently with the closing of the Merger by and between the Company and a trustee and will constitute direct unsecured, senior obligations of the Company. The initial conversion price for the Convertible Notes will be 140% of the Signing Measurement Price (as defined in the Amended Merger Agreement), but the Signing Measurement Price for such purpose shall not exceed $33.62 or be lower than $27.51. Based on the current trading price of the Company Shares, such initial conversion price would be $38.51. The Convertible Notes will bear interest at a rate of 2.25% per year, payable semiannually in arrears in cash. The Convertible Notes will be issued in denominations of $100, and no fractional Convertible Notes will be issued. To the extent a stockholder would be entitled to receive a fractional Convertible Note, such stockholder will receive cash in lieu of the fractional Convertible Note.

Holders of the Convertible Notes may surrender the Convertible Notes for conversion only under limited circumstances, as described in the Indenture. Upon conversion the Company will pay cash, and/or, at the election of the Company, deliver Company Shares, based on a daily conversion value calculated on a proportionate basis for each trading day of the relevant 25-day observation period. The conversion rate will be subject to adjustment in certain circumstances, as described in the Indenture. The Convertible Notes will have a maturity date that is four years from the date of issuance.

Other Terms of the Amended Merger Agreement

Amendment No. 1 contains modifications to certain key terms of the Merger Agreement. Pursuant to Amendment No. 1, the Company will not be required to complete the Merger or consummate the transactions contemplated thereby prior to January 29, 2016. Amendment No. 1 removed the representation that from December 31, 2014 through the date of the Merger Agreement there had been no Company Material Adverse Effect (as defined in the Amended Merger Agreement) and, pursuant to the terms of Amendment No. 1, the closing condition specifying that there has been no Company Material Adverse Effect was amended such that the timing of such condition is now measured from the date of Amendment No. 1, as opposed to the date of the Merger Agreement, until the consummation of the Merger. In addition, while the covenants continue to include, among others, an obligation on behalf of the Company and Vivint Solar to operate their respective businesses and those of their subsidiaries in the ordinary course until the Merger is consummated, limitations on Vivint Solar’s right to solicit or engage in negotiations regarding alternative business combination transactions have been removed under the terms of Amendment No. 1, and Vivint Solar is permitted to solicit or engage in negotiations regarding alternative business combination transactions until the date of Vivint Solar’s stockholders’ approval of the Merger. Amendment No. 1 also provides that under specified circumstances, if the Proxy Statement/S-4 is not initially filed with or declared effective by the SEC or mailed to the Vivint Solar stockholders by certain specified dates, the Company may be required to increase the Cash Consideration portion of the merger consideration by $0.02 per Share for each business day past the applicable date that such event does not occur. With respect to termination rights, Amendment No. 1 reduced the amount which Vivint Solar may be required to pay the Company in the event a termination fee is due and payable to $34 million and under certain specified circumstances, if Vivint Solar terminates the Amended Merger Agreement and the Company is proven to owe damages for a willful breach (including the failure to have the Proxy Statement/S-4 declared effective by the SEC by a certain specified date), then the termination of the Amended Merger Agreement will not relieve the Company from any liability or damages payable by the Company, including the benefits of the transactions contemplated by the Merger Agreement, without giving effect to the economic terms of Amendment No. 1. Similarly, if all of the conditions to the closing of the Merger have been satisfied (or waived, if capable of being waived) and the Company does not consummate the Merger when required under the terms of the Amended Merger Agreement and Vivint Solar obtains a judicial determination that such failure to close was a breach of the Merger Agreement or the Company becomes subject to an order of specific performance directing the Company to consummate the transactions contemplated by the Amended Merger Agreement, then the definition of Cash Consideration shall be automatically, without any further action by any party, increased such that Cash Consideration in the Amended Merger Agreement will have the same meaning as “Cash Consideration” as defined in the Merger Agreement and the other economic terms of the merger consideration in the Amended Merger Agreement shall revert to the economic terms contained in the Merger Agreement.

Amendment No. 1 has been approved by the boards of directors of each of the Company, Merger Sub and Vivint Solar. In addition to approval of the Vivint Solar stockholders, completion of the Merger is subject to the SEC declaring effective the Company’s registration statement on Form S-4 (the “S-4”) covering the Company Shares and the Convertible Notes to be issued as merger consideration as a prospectus in which the proxy statement of Vivint Solar will be included, and other customary closing conditions; however, if the Vivint Solar Election is made, the declaration of effectiveness of the S-4 will not be a condition to closing of the Merger. If Vivint Solar exercises the Vivint Solar Election, the Company will have no obligation to file the S-4, respond to SEC comments thereon, or obtain effectiveness of the S-4 and at the request of Vivint Solar, the Company will reasonably cooperate with Vivint Solar and use reasonable best efforts to take all action reasonably required for the filing of a stand-alone proxy statement, as described in Amendment No. 1. If 313 Acquisition delivers a Written Consent (as defined in the Amended Merger Agreement), Vivint Solar, with the reasonable cooperation of the Company, will prepare and file with the SEC, or otherwise convert the previously filed Proxy/Form S-4 into a preliminary information statement that must be sent to the Vivint Solar stockholders at least twenty (20) calendar days prior to the consummation of the Merger and the consummation of the merger must be permitted by Regulation 14C of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including Rule 14c-2 promulgated under the Exchange Act); provided that such conditions will not be conditions to the consummation of the Merger if 313 Acquisition does not deliver the Written Consent. The Merger does not require approval of the Company’s stockholders. The Merger is expected to close in the first quarter of next year.

Amendment No. 1 has been included as Exhibit 2.1 to this Current Report on Form 8-K (this “Report”) to provide you with information regarding its terms. It is not intended to provide any other factual information about the Company. Amendment No. 1 contains representations and warranties that the parties thereto made to each other as of a specific date. The assertions embodied in the representations and warranties in Amendment No. 1 were made solely for purposes of Amendment No. 1 and the transactions and agreements contemplated thereby among the respective parties thereto and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the terms thereof. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for the purpose of allocating risk among the parties to the Amended Merger Agreement rather than establishing matters as facts.

The foregoing description of Amendment No. 1 and the Amended Merger Agreement does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1, which is incorporated herein by reference, and the Merger Agreement, a copy of which was attached as Exhibit 2.1 to the Current Report on Form 8-K, filed with the SEC on July 22, 2015, and is incorporated herein by reference.

The foregoing description of the Indenture does not purport to be complete and is qualified in its entirety by reference to the form of Indenture included as an exhibit to Amendment No. 1 attached hereto as Exhibit 2.1 and incorporated herein by reference.

Financing

The Company intends to finance the Cash Consideration primarily from the proceeds of the Term Facility and the TERP Acquisition, each of which are described below. However, the Amended Merger Agreement is not conditioned on consummation of the Term Facility, the TERP Acquisition or receipt of any other third-party financing. If the Company is unable to obtain the funding needed to complete the Merger and effect the Merger at a time when all conditions to the Merger are satisfied, the Company could be liable for breach and be subject to customary remedies, including contract damages based on the economic terms of the original Merger Agreement.

Second Amended and Restated Term Facility Commitment Letter

In connection with Amendment No. 1, the Company has entered into a second amended and restated debt commitment letter, dated as of December 9, 2015, with Goldman Sachs Bank USA (“Goldman”), Barclays Bank PLC, Citigroup Global Markets Inc. and UBS Securities LLC (collectively, the “Lenders”), pursuant to which, among other things, the Lenders have committed to provide, subject to the terms and conditions thereof, a $300 million secured term loan facility (the “Term Facility”) to a wholly-owned indirect subsidiary of the Company (the “Term Borrower”). The Company intends to transfer certain development assets of Vivint Solar and of the Company’s residential solar business to the Term Borrower on the closing of the Merger. The Term Facility will be guaranteed by the immediate parent of the Term Borrower (a wholly-owned subsidiary of the Company) and all of the Term Borrower’s domestic subsidiaries, and will be secured by substantially all assets of the Term Borrower and such guarantors. The funding of the Term Facility is subject to customary conditions, including the negotiation of definitive documentation and other customary closing conditions.

Amended and Restated TERP Purchase Agreement and Bridge Financing Commitment

On December 9, 2015, in connection with its entry into Amendment No. 1, the Company entered into an amended and restated Purchase Agreement (the “Amended TERP Purchase Agreement”) with its controlled affiliate, TerraForm Power, LLC (“Terra LLC”), pursuant to which the Company has agreed to sell to Terra LLC the equity interests in certain subsidiaries of Vivint Solar (the “Purchased Subsidiaries”) holding renewable assets constituting Vivint Solar’s rooftop solar portfolio (the “TERP Acquisition”), for the purchase price (the “Purchase Price”) equal to the product of (i) the lesser of (x) the actual installed capacity (in megawatts (“MW”)) of residential solar operating systems owned by the Purchased Subsidiaries on the date of consummation of the Merger, and (y) 523 MW, multiplied by (ii) one million seven hundred and ten thousand dollars ($1,700,000), to be paid concurrently with the closing of the Merger. The Company expects that the Purchase Price for the TERP Acquisition will be approximately $799 million based on the number of installed megawatts expected to be delivered at closing (currently expected to be approximately 470 MW). Pursuant to the TERP Purchase Agreement, Terra LLC may, at its option, choose to assume (or have a subsidiary of Terra LLC assume) the obligations under that certain Loan Agreement, dated as of September 12, 2014 (as amended, restated, amended and restated, supplemented or otherwise modified, the “Aggregation Facility”), among Vivint Solar Financing I, LLC, a Delaware limited liability company, Vivint Solar Holdings, Inc., a Delaware corporation, the other guarantors and lenders party thereto from time to time and Bank of America, N.A., as administrative agent and collateral agent, or any additional or other indebtedness that is secured by direct or indirect interests in the Purchased Subsidiaries and that supplements, refinances or replaces the Aggregation Facility. To the extent obligations under the Aggregation Facility or such other indebtedness are assumed by Terra LLC (or a subsidiary of Terra LLC) on or before the consummation of the TERP Acquisition, then the amount of the Purchase Price payable by Terra LLC to the Company upon consummation of the TERP Acquisition will be reduced on a dollar-for-dollar basis by an amount equal to the then outstanding aggregate amount of the indebtedness so assumed. If any Purchased Subsidiary is obligated to repay any such indebtedness and such indebtedness remains outstanding as of the consummation of the TERP Acquisition, such indebtedness will be deemed to have been assumed by Terra LLC. The Amended TERP Purchase Agreement contains customary representations, warranties, covenants and conditions. At the closing of the TERP Acquisition, a portion of the Purchase Price, estimated to be up to $75,000,000, may be placed into escrow and be unavailable to the Company to fund its payment obligations under the Amended Merger Agreement.

The Amended TERP Purchase Agreement is not conditioned on Terra LLC’s receipt of any third-party financing. However, in connection with the Amended TERP Purchase Agreement, TerraForm Power Operating, LLC, a subsidiary of Terra LLC, has entered into a second amended and restated debt commitment letter, dated as of December 9, 2015, with Goldman, Citigroup Global Markets Inc., Barclays Bank PLC and UBS AG, Stamford Branch (the “Bridge Lenders”), pursuant to which, among other things, the Bridge Lenders have committed to provide, subject to the terms and conditions thereof, borrowings under a $795 million unsecured bridge facility (the “Bridge Financing Commitment”). The funding of the Bridge Financing Commitment is subject to the negotiation of definitive documentation and other customary closing conditions.

The foregoing description of the Amended TERP Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended TERP Purchase Agreement, a copy of which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Letter Agreement

On December 9, 2015, the Company entered into a letter agreement with Terra LLC pursuant to which, the Company, among other things, agreed to use its reasonable best efforts to sell to third-party purchaser(s): (a) the “cash” or “sponsor” equity position in tax equity partnership or funds for the acquisition of residential solar systems that Terra LLC will be obligated to purchase from the Term Borrower under the take/pay agreement to be entered into between Terra LLC and the Term Borrower (the “Take/Pay Agreement”) and (b) the Purchased Subsidiaries acquired from Vivint Solar that Terra LLC would otherwise be obligated to purchase under the Amended TERP Purchase Agreement, in each case, subject to certain conditions. If any such third party purchase and sale agreement is for 100 MW or more, then the Company will be required to obtain the consent of the Corporate Governance and Conflicts Committee of the Board of Directors of TerraForm Power, Inc. (“TERP Inc.”) prior to the entry into any such agreement. If the Company, Vivint Solar or any of its subsidiaries enters into an agreement for the sale of any Purchased Subsidiary to a third-party purchaser other than TERP Inc. or any of its subsidiaries between the date of the letter agreement and the closing of the transactions contemplated by the Merger Agreement (the “Merger Closing”), upon the Merger Closing, Terra LLC will be relieved of its obligations to purchase any such Purchased Subsidiary that Terra LLC did not acquire in connection with the Merger Closing. In addition, if the purchase price paid for a Purchased Subsidiary by any such third party purchaser(s) is less than the purchase price that Terra LLC would have otherwise been obligated to pay under the Amended TERP Purchase Agreement, Terra LLC will not have any obligation to pay or reimburse the Company for any such shortfall amounts.

The letter agreement further requires that the Company take certain actions to facilitate the repayment of the Term Facility by December 31, 2016 and that on December 31, 2016, the Company will repay the Term Facility in an amount equal to the lesser of (a) $25,000,000 and (b) the of outstanding amount under the Term Facility as of such date. Furthermore, the letter agreement provides that, concurrent with the closing of the Term Facility, the Company will make an equity contribution to the Term Borrower such that the Term Borrower will have at least $100 million cash on hand.

The foregoing description of the letter agreement does not purport to be complete and is qualified in its entirety by reference to the letter agreement, a copy of which is filed herewith as Exhibit 10.4 and incorporated herein by reference.

Other Agreements

Amended and Restated Voting Agreement

Concurrently with the execution of Amendment No. 1, the Company, Merger Sub and 313 Acquisition entered into an amended and restated voting agreement (the “Amended and Restated Voting Agreement”), pursuant to which 313 Acquisition has reaffirmed, among other things, its agreement to vote in favor of the adoption of the Amended Merger Agreement, subject to certain termination events, including, among others, termination of the Amended Merger Agreement. In addition, the Amended and Restated Voting Agreement specifies the circumstances under which 313 Acquisition may deliver a Written Consent (as defined in the Amended Merger Agreement) to the adoption and approval of the Amended Merger Agreement.

The foregoing description of the Amended and Restated Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Voting Agreement, a copy of which is filed herewith as Exhibit 10.2 and incorporated herein by reference.

Registration Rights Agreement

Concurrently with the execution of Amendment No. 1, the Company and 313 Acquisition entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, subject to the terms thereof, the Company grants certain registration rights in favor of 313 Acquisition that will be applicable if the Vivint Solar Election is exercised.

Pursuant to the Registration Rights Agreement, among other things, as promptly as practicable and in no event later than the closing date of the Merger, the Company has agreed to use its commercially reasonable efforts to file with the SEC a shelf registration statement, and any amendments necessary thereto, relating to the offer and sale by 313 Acquisition on a continuous basis of the Company Shares and the Convertible Notes (together, the “313 Securities”) it receives as merger consideration in the Merger and to keep such shelf registration statement effective for a period of two years from the closing date of the Merger or such shorter period that will terminate when all such securities have been sold, cease to be outstanding or are no longer registrable securities; provided that an existing registration statement filed with the SEC will satisfy the preceding requirement so long as a prospectus supplement is filed relating to such offer and sale; provided further that in the event that all of the 313 Securities shall be covered by a registration statement on Form S-4 that shall become effective and is mailed to the stockholders of Vivint Solar prior to the approval of the Merger by the stockholders of Vivint Solar, then the provisions of the Registration Rights Agreement will no longer apply to the extent 313 Acquisition may resell the 313 Securities to the public without any volume or manner of sale limitations. If at any time, the Company is not eligible to utilize a shelf registration statement, upon demand from 313 Acquisition, the Company will facilitate, as further described in the Registration Rights Agreement, an underwritten non-shelf registered offering. 313 Acquisition will also be entitled to participate in certain registered offerings by the Company, subject to the restrictions in the Registration Rights Agreement.

Subject to certain conditions, if a shelf registration statement is not effective by the closing date of the Merger and a non-shelf registration statement has not been filed, the Company will be required to pay to 313 Acquisition (x) on the closing date of the Merger, an amount equal to $5 million in cash and (y) on the last business day of each calendar week after the week in which the closing date of the Merger occurs, an additional $250,000, if as of the opening of business on such business day, such default is continuing. Subject to certain conditions, if a shelf registration statement ceases to be effective or usable and registrable securities are outstanding for a period of time that exceeds 30 days in the aggregate in any 12-month period in which it is required to be effective and the sale of the registrable securities is not covered by another effective registration statement, the Company will be required to pay to 313 Acquisition on a daily basis an amount equal to $50,000 per business day for each business day that such default is continuing until such default ends.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of with is filed herewith as Exhibit 10.3 and incorporated herein by reference.

Interim Agreement

Concurrently with the execution of the Amended TERP Purchase Agreement, the Company and Terra LLC entered into an amended interim agreement that, among other things, provides that with respect to the assets of Vivint Solar to be acquired by Terra LLC under the Amended TERP Purchase Agreement, the Company and/or its affiliates will provide certain repair services and ongoing operations and maintenance services pursuant to a long term master operation and maintenance and administrative service agreement to be entered into as of the closing of the Merger. The amended interim agreement also provides that Terra LLC will purchase from the Company its cash equity interest in residential solar systems for a five year period, including up to 400 megawatts (“MW”) in 2016 and up to 450 MW per year thereafter. These assets are to be purchased at fair market value, subject to downward price adjustment to achieve certain minimum returns. The Company and Terra LLC also agreed to indemnify each other in certain circumstances in connection with the Amended Merger Agreement.

Item 1.02 Termination of a Material Definitive Agreement.

Termination of Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, on July 20, 2015, 313 Acquisition executed a lock-up agreement (the “Lock-Up Agreement”), pursuant to which 313 Acquisition agreed not to transfer, directly or indirectly, any Convertible Notes or any Company Shares acquired following the date of the Lock-Up Agreement in connection with a conversion of the Convertible Notes during the period from and after the consummation of the Merger until (a) with respect to Company Shares acquired following the consummation of the Merger in connection with a conversion of the Convertible Notes, 180 days after the consummation of the Merger, and (b) with respect to the Convertible Notes, two years after the consummation of the Merger.

In connection with the execution of Amendment No. 1, the Lock-Up Agreement was terminated and no longer has any force or effect.

Item 7.01	Regulation FD Disclosure

On December 9, 2015, the Company and Vivint Solar issued a joint press release announcing, among other things, entry into the Amended Merger Agreement and certain related agreements. A copy of the press release is furnished as Exhibit 99.1 to this Report.

In accordance with General Instruction B.2 of Form 8-K, the press release is deemed to be “furnished” and shall not be deemed “filed” for the purpose of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall such information and Exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 8.01	Other Events

313 Acquisition Credit Facility Commitment

Concurrently with the execution of Amendment No. 1, the Company entered into a commitment letter dated as of December 9, 2015, with 313 Acquisition, pursuant to which 313 Acquisition has committed to provide, subject to the terms and conditions thereof, a $250 million credit facility (the “313 Facility”) to be used to support the Company’s growth. The funding of the 313 Facility is subject to the negotiation of definitive documentation and certain other closing conditions, including the prior consummation of the Merger.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

2.1*	Amendment No. 1, dated December 9, 2015, to the Agreement and Plan of Merger, dated July 20, 2015, by and among SunEdison, Inc., SEV Merger Sub Inc. and Vivint Solar, Inc.

2.2†	Agreement and Plan of Merger, dated July 20, 2015, by and among SunEdison, Inc., SEV Merger Sub Inc. and Vivint Solar, Inc. (incorporated by reference to Exhibit 2.1 of SunEdison’s Form 8-K filed July 22, 2015).

10.1	Amended and Restated Purchase Agreement, dated as of December 9, 2015, by and between SunEdison, Inc. and TerraForm Power, LLC.

10.2	Amended and Restated Voting Agreement, dated as of December 9, 2015, by and among SunEdison, Inc., SEV Merger Sub Inc. and 313 Acquisition LLC.

10.3	Registration Rights Agreement, dated as of December 9, 2015, by and between SunEdison, Inc. and 313 Acquisition LLC.

10.4	Term Facility, Take/Pay and IDR Letter Agreement, dated December 9, 2015, by and between SunEdison, Inc, and TerraForm Power, LLC.

99.1	Joint Press Release of SunEdison, Inc. and Vivint Solar, Inc., dated December 9, 2015.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish the omitted schedules to the SEC upon request by the SEC.
†	Previously filed.

*    *    *

Cautionary Statements Regarding Forward-Looking Information

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including with respect to the timing of the completion of the acquisitions, expected cash available for distribution, earnings, future growth and financial performance (including future dividends per share) and the ability to finance aspects of the acquisitions, and typically can be identified by the use of words such as “expect,” “estimate,” “anticipate,” “forecast,” “intend,” “project,” “target,” “plan,” “believe” and similar terms and expressions. Forward-looking statements are based on current expectations and assumptions. Although the Company and Vivint Solar believe that their expectations and assumptions are reasonable, they can give no assurance that these expectations and assumptions will prove to have been correct, and actual results may vary materially. For example, (1) Vivint Solar may be unable to obtain the stockholder approval required for the Merger; (2) the companies may be unable to obtain regulatory approvals required for the Merger, or required regulatory approvals may delay the Merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the Merger; (3) conditions to the closing of the Merger may not be satisfied; (4) an offer from another company to acquire assets or capital stock of Vivint Solar could interfere with the Merger; (5) the Company may be unable to obtain the financing for which it has received commitments or to complete the sale of assets contemplated by the Amended TERP Purchase Agreement; (6) problems may arise in integration, which may result in less effective or efficient operations; (7) the Merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the Company expects; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the Merger and the related transactions; (10) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (11) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that could cause actual results to differ materially from those set forth in the forward-looking statements include, among others: the failure of counterparties to fulfill their obligations under the agreements; price fluctuations, termination provisions and buyout provisions in the agreements; TERP Inc.’s ability to successfully identify, evaluate and consummate acquisitions from the Company or third parties; government regulation; operating and financial restrictions under agreements governing indebtedness; the ability of the Company, TERP Inc., and Terra LLC to borrow funds and access capital markets; the ability of the Company and TERP Inc. to compete against traditional and renewable energy companies; and hazards customary to the power production industry and power generation operations, such as unusual weather conditions and outages. Furthermore, any future dividends are subject to available capital, market conditions and compliance with associated laws and regulations.

The Company and Vivint Solar disclaim any obligation to update or revise any forward-looking statement to reflect changes in underlying assumptions, factors or expectations, new information, data or methods, future events or other changes, except as required by law. The foregoing list of factors that might cause results to differ materially from those contemplated in the forward-looking statements should be considered in connection with information regarding risks and uncertainties which are described in the Company’s and Vivint Solar’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2014, as well as additional factors described from time to time in other filings with the SEC. You should understand that it is not possible to predict or identify all such factors and, consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Merger between the Company and Vivint Solar will be submitted to the stockholders of Vivint Solar for their consideration. The Company intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of the Company and a proxy statement of Vivint Solar, and

Vivint Solar intends to file with the SEC a definitive proxy statement on Schedule 14A, or, in the event the Vivint Solar Election is exercised and 313 Acquisition delivers the Written Consent, an information statement. The Company and Vivint Solar also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VIVINT SOLAR ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, VIVINT SOLAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by the Company (when they become available) may be obtained free of charge on the Company’s website at www.sunedison.com or by directing a written request to SunEdison, Inc., Investor Relations, 13736 Riverport Drive, Ste. 1800, Maryland Heights, MO 63043. Copies of documents filed with the SEC by Vivint Solar (when they become available) may be obtained free of charge on Vivint Solar’s website at www.vivintsolar.com or by directing a written request to Investor Relations, Vivint Solar, Inc., 3301 N. Thanksgiving Way, Suite 500, Lehi, Utah 84043. Investors and security holders may also read and copy any reports, statements and other information filed by the Company or Vivint Solar, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

The Company, Vivint Solar, and certain of their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its proxy statement filed with the SEC by the Company on April 17, 2015 in connection with its 2015 annual meeting of stockholders, and information regarding Vivint Solar’s directors and executive officers is available in its proxy statement filed with the SEC by Vivint Solar on April 20, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials to be filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 9, 2015

SUNEDISON, INC.

By:	/s/ Martin H. Truong
	Name:	Martin H. Truong
	Title:	Senior Vice President, General
Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

2.1*	Amendment No. 1, dated December 9, 2015, to the Agreement and Plan of Merger, dated July 20, 2015, by and among SunEdison, Inc., SEV Merger Sub Inc. and Vivint Solar, Inc.

2.2†	Agreement and Plan of Merger, dated July 20, 2015, by and among SunEdison, Inc., SEV Merger Sub Inc. and Vivint Solar, Inc. (incorporated by reference to Exhibit 2.1 of SunEdison’s Form 8-K filed July 22, 2015).

10.1	Amended and Restated Purchase Agreement, dated as of December 9, 2015, by and between SunEdison, Inc. and TerraForm Power, LLC.

10.2	Amended and Restated Voting Agreement, dated as of December 9, 2015, by and among SunEdison, Inc., SEV Merger Sub Inc. and 313 Acquisition LLC.

10.3	Registration Rights Agreement, dated as of December 9, 2015, by and between SunEdison, Inc. and 313 Acquisition LLC.

10.4	Term Facility, Take/Pay and IDR Letter Agreement, dated December 9, 2015, by and between SunEdison, Inc, and TerraForm Power, LLC.

99.1	Joint Press Release of SunEdison, Inc. and Vivint Solar, Inc., dated December 9, 2015.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish the omitted schedules to the SEC upon request by the SEC.
†	Previously filed.